UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Yumanity Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98872L102

(CUSIP Number)

December 22, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872L102

1.	NAMES OF REPORTING PERSONS Susan L. Lindquist Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 490,206
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 490,206
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,206 shares(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes warrants to purchase 6,038 shares of Common Stock of the Issuer.
(2)

The percentage reported in Item 11 is based upon 10,094,783 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 98872L102

1.	NAMES OF REPORTING PERSONS Susan L. Lindquist Exempt Marital Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 230,170
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 230,170
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,170 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

The percentage reported in Item 11 is based upon 10,094,783 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020.

CUSIP No. 98872L102

1.	NAMES OF REPORTING PERSONS Susan L. Lindquist Non-Exempt Marital Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 241,257
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 241,257
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,257 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

The percentage reported in Item 11 is based upon 10,094,783 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020.

CUSIP No. 98872L102

1.	NAMES OF REPORTING PERSONS Susan L. Lindquist Massachusetts only Marital Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 228,966
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 228,966
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,966 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

The percentage reported in Item 11 is based upon 10,094,783 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020.

Item 1.

(a)	Name of Issuer

Yumanity Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

40 Guest Street, Suite 4410

Boston, MA 02135

Item 2.

(a)	Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of:

(i)	Susan L. Lindquist Family Trust (the “Family Trust”)
(ii)	Susan L. Lindquist Exempt Marital Trust (the “Exempt Trust”)
(iii)	Susan L. Lindquist Non-Exempt Marital Trust (the “Non-Exempt Trust”)
(iv)	Susan L. Lindquist Massachusetts only Marital Trust (the “MA Only Trust”)

The Family Trust, Exempt Trust, Non-Exempt Trust and MA Only Trust are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office

c/o Nancy E. Dempze

Hemenway & Barnes LLP

75 State Street

Boston, MA 02109

(c)	Citizenship

The Family Trust       Massachusetts

Exempt Trust             Massachusetts

Non-Exempt Trust     Massachusetts

MA Only Trust          Massachusetts

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

98872L102

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

The Family Trust beneficially owns 490,206 shares of Common Stock of the Issuer, which consists of (i) 484,168 shares of Common Stock and (ii) warrants to purchase 6,038 shares of Common Stock that are currently exercisable. The Exempt Trust beneficially owns 230,170 shares of Common Stock of the Issuer. The Non-Exempt Trust beneficially owns 241,257 shares of Common Stock of the Issuer. The MA Only Trust beneficially owns 228,966 shares of Common Stock of the Issuer.

On December 22, 2020, the Issuer (formerly known as Proteostasis Therapeutics, Inc.) completed its previously announced merger with Yumanity, Inc. (formerly known as Yumanity Therapeutics, Inc.), by means of a merger of Pangolin Merger Sub, Inc., a wholly-owned subsidiary of the Issuer with and into Yumanity, Inc., with Yumanity, Inc. surviving such merger as a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, and immediately prior to the effective time of the Merger, the Issuer effected a reverse stock split of the Common Stock at a ratio of 1-for-20. Also in connection with the Merger, the Issuer changed its name from “Proteostasis Therapeutics, Inc.” to “Yumanity Therapeutics, Inc.” As former shareholders of Yumanity, Inc., the Family Trust, Exempt Trust, Non-Exempt Trust and the MA Only Trust each acquired beneficial ownership of the Common Stock reported herein as a result of the consummation of the Merger.

(b) Percent of Class:

The Family Trust, Exempt Trust, Non-Exempt Trust and the MA Only Trust beneficially own 4.9%, 2.3%, 2.4% and 2.3%, respectively, of the Issuer’s outstanding Common Stock, based upon 10,094,783 shares of Common Stock issued and outstanding as of December 22, 2020, as reported by the Issuer in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: The Family Trust has sole power to vote or to direct the vote of 490,206 shares of Common Stock of the Issuer. The Exempt Trust has sole power to vote or to direct the vote of 230,170 shares of Common Stock of the Issuer. The Non-Exempt Trust has sole power to vote or to direct the vote of 241,257 shares of Common Stock of the Issuer. The MA Only Trust has sole power to vote or to direct the vote of 228,966 shares of Common Stock of the Issuer.

(ii) Shared power to vote or to direct the vote: Not applicable as to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: The Family Trust has sole power to dispose or to direct the disposition of 490,206 shares of Common Stock of the Issuer. The Exempt Trust has sole power to dispose or to direct the disposition of 230,170 shares of Common Stock of the Issuer. The Non-Exempt Trust has sole power to dispose or to direct the disposition of 241,257 shares of Common Stock of the Issuer. The MA Only Trust has sole power to dispose or to direct the disposition of 228,966 shares of Common Stock of the Issuer.

(iv) Shared power to dispose or to direct the disposition of: Not applicable as to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐ .

The Reporting Persons may be deemed to be in a “group” as that term is used in Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons expressly disclaims such group status.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Date: January 4, 2021

SUSAN L. LINDQUIST FAMILY TRUST

By:	/s/ Nancy E. Dempze
Name: Nancy E. Dempze
Title: Trustee

SUSAN L. LINDQUIST EXEMPT MARITAL TRUST

By:	/s/ Nancy E. Dempze
Name: Nancy E. Dempze
Title: Trustee

SUSAN L. LINDQUIST NON-EXEMPT MARITAL TRUST

By:	/s/ Nancy E. Dempze
Name: Nancy E. Dempze
Title: Trustee

SUSAN L. LINDQUIST MASSACHUSETTS ONLY MARITAL TRUST

By:	/s/ Nancy E. Dempze
Name: Nancy E. Dempze
Title: Trustee

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.